Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the use in this Amended Registration Statement on Form S-3 of National Research Corporation of our reports dated March 1, 2013, with respect to the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, the financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Lincoln, Nebraska
June 6, 2013